Bradford & Bingley

RECEIVED
2004 MAY 18 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your reference

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04030233

Tel. 01274 806106

SUPPL

7 May 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 5/19

Re 82-5154

27 April 2004

Annual General Meeting 2004 – Trading Statement

At the Annual General Meeting of Bradford & Bingley plc held today, the Group Chief Executive, Steven Crawshaw, made the following comments:

"During the first quarter of 2004, the housing and mortgage markets have been more buoyant than we expected. We believe this strong start is likely to temper somewhat during the remainder of the year. However, shortage of housing stock, low interest rates and unemployment are still evident and will continue to underpin our core markets. Consumers' awareness of the competitiveness of the mortgage market and small increases in interest rates should also stimulate the remortgage market.

We have made a solid start to 2004 and our business performance is currently on track to meet market expectations. The first three months of the year have seen:

- continued strong performance in our selective lending business across all mortgage portfolios;
- sustained high levels of activity in mortgage broking; increased estate agency and surveying revenues; some signs of customer confidence returning to the wealth market; and
- increased focus on our savings range, with the introduction of a suite of attractive new products.

A number of people have asked me in my first 26 days as Group Chief Executive what are my aims and ambitions for the Group. I hope you will understand that it is too early for me to talk in any detail about any emerging plans. However, I am focused on the creation of shareholder value by meeting the needs of our customers, and in particular I have recognised the need to address the complexity and cost base of the business."

Ends

For further information:
Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Kate Inverarity
Tulchan Communications
8th Floor
21 New Fetter Lane
London
EC4A 1AE
Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Re 82-5154

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 27 April 2004 all the resolutions set out in the Notice of the meeting were approved by the shareholders.

The resolutions included the renewal of a general authorisation, first given to the Company in 2001, to make market purchases of its own shares up to a maximum of 63,400,000 ordinary shares (approximately 10% of the issued share capital).

End
27 April 2004